UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-36356

Nord Anglia Education, Inc.

(Translation of registrant’s name into English)

Level 27, World-Wide House

19 Des Voeux Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Special Note Regarding Forward Looking Statements

This report on Form 6-K includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”).  The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the “safe harbour” provisions of the Act.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent registration statement on Form F-1 filed with the SEC.  These statements include, among other things, statements relating to:

•                  our future market opportunities;

•                  our goals and strategies;

•                  our competitive strengths;

•                  our future results of operations and financial condition;

•                  our future business developments; and

•                  our acquisition and expansion strategy.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report.  In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this quarterly report speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED INCOME STATEMENT
(Unaudited)

(in $ millions, except share data)

	Three Months Ended February 28,		Six Months Ended February 28,
	2014	2013	2014	2013
Revenue	136.8	89.5	271.9	178.6
Cost of sales	(62.7)	(41.8)	(124.6)	(82.5)
Gross Profit	74.1	47.7	147.3	96.1

Selling, general and administrative expenses	(26.6)	(24.0)	(64.9)	(46.1)
Depreciation	(5.5)	(2.4)	(10.7)	(5.0)
Amortisation	(2.5)	(1.0)	(4.9)	(1.9)
Exceptional expenses	(0.8)	(1.7)	(2.5)	(2.7)
Total expenses	(35.4)	(29.1)	(83.0)	(55.7)

Operating profit	38.7	18.6	64.3	40.4

Finance income	0.5	0.6	1.1	1.2
Finance expense	(17.5)	(11.0)	(34.1)	(20.6)
Net finance expense	(17.0)	(10.4)	(33.0)	(19.4)

Profit before income tax	21.7	8.2	31.3	21.0
Income tax expense	(7.1)	(6.8)	(13.2)	(12.3)
Profit for the period	14.6	1.4	18.1	8.7

Earnings per ordinary share(1) (in dollars)
Basic	0.10	0.01	0.13	0.06
Diluted	0.10	0.01	0.13	0.06

(1) Earnings per ordinary share is calculated based on the weighted average ordinary shares outstanding for the period, without adjustment for subsequent events, such as the issuance of 21,850,000 ordinary shares in connection with our initial public offering and the related conversion of all preference shares and all classes of ordinary shares into 75,897,778 ordinary shares of par value $0.01 per share immediately prior to the closing of the initial public offering.

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

(in $ millions)

	Three Months Ended February 28,		Six Months Ended February 28,
	2014	2013	2014	2013
Profit for the period from continuing operations, all attributable to the equity holders of the company	14.6	1.4	18.1	8.7

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligations on defined benefit pension plans	—	(1.9)	(0.4)	0.2

Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences	(6.5)	1.0	(3.2)	10.4
Other comprehensive income/(loss) for the period, net of income tax	(6.5)	(0.9)	(3.6)	10.6

Total comprehensive income for the period, all attributable to the equity holders of the company	8.1	0.5	14.5	19.3

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

(in $ millions)

	February 28, 2014	August 31, 2013
Non-current assets
Property, plant and equipment	99.1	90.5
Intangible assets	756.5	753.7
Investments in jointly controlled entities	0.5	0.5
Trade and other receivables	14.1	12.4
Deferred tax assets	12.5	13.6
	882.7	870.7

Current assets
Tax receivable	—	1.0
Trade and other receivables	61.4	83.2
Cash and cash equivalents	102.9	171.1
	164.3	255.3
Total assets	1,047.0	1,126.0

Current liabilities
Other interest-bearing loans and borrowings	(38.0)	(30.6)
Trade and other payables	(238.5)	(360.5)
Provisions for other liabilities and charges	(3.5)	(3.4)
Current tax liabilities	(5.1)	(4.2)
	(285.1)	(398.7)

Non-current liabilities
Other interest-bearing loans and borrowings	(627.0)	(630.4)
Other payables	(34.8)	(20.1)
Retirement benefit obligations	(21.4)	(22.2)
Provisions for other liabilities and charges	(4.5)	(1.7)
Deferred tax liabilities	(33.0)	(32.9)
	(720.7)	(707.3)
Total liabilities	(1,005.8)	(1,106.0)

Net assets	41.2	20.0

Equity attributable to equity holders of the parent
Share capital	67.5	67.5
Share premium	260.3	256.5
Other reserves	7.4	6.9
Currency translation reserve	6.6	9.8
Shareholders’ deficit	(300.6)	(320.7)
Total shareholders’ funds	41.2	20.0

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

(in $ millions)

	Share capital	Share premium	Other reserves	Currency translation reserve	Shareholder’s deficit	Total parent equity
Balance at September 1, 2013	67.5	256.5	6.9	9.8	(320.7)	20.0
Profit for the period					18.1	18.1
Remeasurement of retirement benefit obligations					(0.4)	(0.4)
Other comprehensive income				(3.2)		(3.2)
Total comprehensive income for the period	—	—	—	(3.2)	17.7	14.5
Equity-settled share based payment transactions					2.4	6.2
Capital contributions		3.8	0.5			0.5
Total contributions by and distributions to owners	—	3.8	0.5	—	2.4	6.7
Balance at February 28, 2014	67.5	260.3	7.4	6.6	(300.6)	41.2

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(in $ millions)

	Three Months Ended February 28,		Six Months Ended February 28,
	2014	2013	2014	2013
Cash generated from operations	(10.6)	(14.2)	(21.1)	(22.5)
Interest paid	(7.9)	(0.6)	(33.8)	(17.9)
Tax paid	(8.3)	(7.7)	(13.1)	(10.6)
Net cash used in operating activities	(26.8)	(22.5)	(68.0)	(51.0)

Net cash used in investing activities	(4.8)	(1.5)	(14.3)	(5.7)

Net cash from/(used in) financing activities	3.5	(2.8)	10.8	11.9

Net decrease in cash and cash equivalents	(28.1)	(26.8)	(71.5)	(44.8)

Cash and cash equivalents at beginning of the period	131.4	94.9	171.1	108.5

Exchange gains/(losses) on cash and cash equivalent	(0.4)	0.1	3.3	4.5

Cash and cash equivalents at end of the period	102.9	68.2	102.9	68.2

KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL DATA

Key Operating Data

We use the following key operating metrics to manage our schools: full-time equivalent students (“FTEs”), capacity, utilization and revenue per FTE. We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools.

The table below sets out our key operating data for the periods indicated.  For the three and six months ended February 28, 2013 pro forma, the key operating data, including revenue, are presented as if our acquisition of WCL Group Limited (“WCL Group”) on May 22, 2013 had completed on September 1, 2012.

	Three Months Ended February 28,			Six Months Ended February 28,
	2014	2013	2013	2014	2013	2013
	Actual	Actual	Pro forma	Actual	Actual	Pro forma

Full-time equivalent students (average for the period)(1)
China	4,806	4,052	4,052	4,812	4,041	4,041
Europe	4,501	3,766	4,437	4,501	3,764	4,442
Middle East/South East Asia	5,026	951	2,347	4,964	944	2,314
North America	2,638	—	2,421	2,629	—	2,391
Sub-total	16,971	8,769	13,257	16,906	8,749	13,188
Loss making start-up schools(2)	98	995	1,063	97	988	1,056
Total	17,069	9,764	14,320	17,003	9,737	14,244

Capacity (average for the period)(3)
China	6,964	5,380	5,380	6,964	5,370	5,370
Europe	5,322	4,423	5,147	5,322	4,417	5,147
Middle East/South East Asia	5,691	1,200	3,291	5,691	1,200	3,291
North America	3,280	—	3,180	3,280	—	3,180
Sub-total	21,257	11,003	16,998	21,257	10,987	16,988
Loss making start-up schools(2)	480	1,500	1,980	480	1,500	1,980
Total	21,737	12,503	18,978	21,737	12,487	18,968

Utilization (average for the period)(4)
China	69%	75%	75%	69%	75%	75%
Europe	85%	85%	86%	85%	85%	86%
Middle East/South East Asia	88%	79%	71%	87%	79%	70%
North America	80%	—%	76%	80%	—%	75%
Sub-total	80%	80%	78%	80%	80%	78%
Loss making start-up schools(2)	20%	66%	54%	20%	66%	53%
Total	79%	78%	75%	78%	78%	75%

	Three Months Ended February 28,			Six Months Ended February 28,
	2014	2013	2013	2014	2013	2013
	Actual	Actual	Pro forma	Actual	Actual	Pro forma

Revenue per FTE (in $ thousands) (5)
China	10.3	9.8	9.8	20.1	19.4	19.4
Europe	8.9	8.9	8.5	17.8	17.9	17.0
Middle East/South East Asia	4.6	5.2	4.9	9.3	10.2	9.6
North America	7.5	—	6.9	14.8	—	14.0
Sub-total	7.8	8.9	8.0	15.5	17.8	15.9
Loss making start-up schools	9.2	4.7	5.0	18.4	9.3	9.9
Total	7.8	8.5	7.7	15.5	16.9	15.5

(1)  We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)  Loss making start-up schools are schools that have been open less than three years and incur an EBITDA loss. In the three and six months ended February 28, 2014 loss-making start-up schools include our school in New York. In the three and six months ended February 28, 2013 on an actual basis, our loss making start-up schools include The British School of Abu Dhabi. In the three and six months ended February 28, 2013 on a pro forma basis, our loss making start-up schools include The British International School of Abu Dhabi in addition to our school in New York.

(3)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(4)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(5)  We calculate revenue per FTE for a period by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.  The pro forma financial data for the three and six months ended February 28, 2013 give effect to our acquisition of WCL Group as though it had occurred on September 1, 2012.

	Three Months Ended February 28,			Six Months Ended February 28,
	2014	2013	2013	2014	2013	2013
$ millions	Actual	Actual	Pro forma	Actual	Actual	Pro forma
Revenue (segment)

Premium Schools
China	49.3	39.7	39.7	96.7	78.3	78.3
Europe	39.9	33.7	37.7	79.9	67.4	75.6
ME/SEA	23.0	4.9	11.5	46.0	9.6	22.2
North America	19.7	—	16.6	38.9	—	33.5
Sub Total	131.9	78.3	105.5	261.5	155.3	209.6
Loss making start-up schools	0.9	4.7	5.3	1.8	9.2	10.5
Total Premium Schools	132.8	83.0	110.8	263.3	164.5	220.1
Other	4.0	6.5	7.8	8.6	14.1	16.4
Total Revenue	136.8	89.5	118.6	271.9	178.6	236.5

Adjusted EBITDA (segment)

Premium Schools
China	24.6	20.5	20.5	46.3	39.4	39.4
Europe	9.2	7.6	8.6	18.6	15.7	17.8
ME/SEA	6.3	1.2	3.6	12.4	2.8	7.0
North America	8.5	—	5.4	15.7	—	11.3
Total Premium Schools	48.6	29.3	38.1	93.0	57.9	75.5
Other	0.5	1.5	1.4	1.0	3.7	3.6
Central and regional expenses	(6.3)	(4.6)	(6.3)	(12.4)	(9.2)	(12.7)
Adjusted EBITDA	42.8	26.2	33.2	81.6	52.4	66.4
Loss making start-up schools	(0.1)	(0.4)	(0.7)	(0.2)	(0.9)	(1.5)
Adjusted EBITDA including loss making start-up schools	42.7	25.8	32.5	81.4	51.5	64.9

Adjusted Net Income	12.7	6.4	10.7	23.7	15.3	22.6

We use EBITDA, Adjusted EBITDA and Adjusted Net Income as supplemental financial measures of our operating performance. We define EBITDA as profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below. EBITDA, Adjusted EBITDA and Adjusted Net Income are not standard measures under IFRS. EBITDA, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or construed as alternatives to cash flows, net income or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA and Adjusted Net Income presented herein may not be comparable to similarly titled measures presented by other companies.  Adjusted EBITDA excludes EBITDA losses attributable to loss-making start-up schools that have been open less than three years. We consider this a more directly comparable supplemental financial measure for evaluating the performance of our schools.

Reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income

Set forth below is a reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable IFRS measure, profit for the following periods:

	Three Months Ended February 28,			Six Months Ended February 28,
	2014	2013	2013	2014	2013	2013
(Unaudited) $ millions	Actual	Actual	Pro forma	Actual	Actual	Pro forma

Profit for the period	14.6	1.4	2.1	18.1	8.7	11.9
Income tax expense	7.1	6.8	5.1	13.2	12.3	10.1
Net financing expense(1)	17.0	10.4	13.2	33.0	19.4	25.0
Exceptional items(2)	0.8	1.7	1.7	2.5	2.7	2.7
Amortization	2.5	1.0	2.0	4.9	1.9	3.9
Depreciation	5.5	2.4	3.8	10.7	5.0	7.9
EBITDA	47.5	23.7	27.9	82.4	50.0	61.5

Loss on disposal of property, plant and equipment(3)	—	0.1	0.1	—	0.1	0.1
FX loss/(gain) (4)	(6.8)	(0.3)	2.2	(4.6)	(0.8)	1.1
Loss making start-up schools(5)	0.1	0.4	0.7	0.2	0.9	1.5
Share based payments(6)	1.3	—	—	2.4	—	—
Management fees (7)	0.5	2.3	2.3	1.0	2.3	2.3
Other	0.2	—	—	0.2	(0.1)	(0.1)
Adjusted EBITDA	42.8	26.2	33.2	81.6	52.4	66.4

Depreciation	(5.5)	(2.4)	(3.8)	(10.7)	(5.0)	(7.9)
Net Financing Expense(1)	(17.0)	(10.4)	(13.2)	(33.0)	(19.4)	(25.0)
Income Tax Expense	(7.1)	(6.8)	(5.1)	(13.2)	(12.3)	(10.1)
Tax Adjustments(8)	(0.5)	(0.2)	(0.4)	(1.0)	(0.4)	(0.8)
Adjusted Net Income	12.7	6.4	10.7	23.7	15.3	22.6

(1)  As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Debt”, on March 31, 2014 we drew down in full on a new $515.0 million term loan facility and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.  The new term loan facility will bear interest based on applicable margin percentages of 2.50% per annum for base rate loans and 3.50% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%. Based on these interest rates, assuming our new term loan had been fully drawn during the three and six months ended February 28, 2014, and that none of our notes were outstanding during the three and six months ended February 28, 2014, our net interest expense, before tax, would have decreased by approximately $10.6 million and $21.6 million for the three and six months ended February 28, 2014, respectively.  We expect to incur an exceptional charge of $77.2 million related to the redemption of our notes in the fiscal quarter ending May 31, 2014.

(2)  Exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs, and transaction management fees paid to Baring Private Equity Asia.

(3)  Includes loss on disposal of property, plant and equipment associated with the termination of learning services contracts in the UK.

(4)  Represents foreign currency translational gains primarily associated with our inter-company balances.

(5)  Represents the EBITDA losses attributable to our school in New York for the three and six months ended February 28, 2014 actual and the three and six months ended February 28, 2013 pro forma, and, for the three and six months ended February 28, 2013 actual and pro forma, the British International School Abu Dhabi.

(6)  Represents non-cash charges associated with the equity investments in our company by members of management.

(7)  Represents management fees paid to Premier Education Holdings.

(8)  Represents the tax impact associated with the exclusion of exceptional items and amortization in calculating Adjusted Net Income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our unaudited consolidated financial statements as of February 28, 2014 and 2013 and for the three and six months ended February 28, 2014 and 2013 included elsewhere in this report.  Our consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Our historical operating results for the three and six months ended February 28, 2014 are not necessarily indicative of our results for the fiscal year ending August 31, 2014 or any future fiscal period. This discussion contains forward-looking statements relating to events that involve risks and uncertainties. Actual results could differ materially from those projected in forward-looking statements. See “Special Note Regarding Forward Looking Statements.”

Overview

We believe we are the world’s leading international operator of premium schools. We have over 18,000 full time equivalent students (“FTEs”), from kindergarten through the end of secondary school (“K-12”), at our 28 premium schools in China, Europe, the Middle East and Southeast Asia (“ME/SEA”) and North America.  As of April 22, 2014 we had 18,166 FTEs and our capacity of 22,637 seats represents a utilisation rate of 80.2%.

Recent Developments

On April 22, 2014, we completed the acquisition of Dover Court School in Singapore.  Dover Court, founded in 1972, is one of the leading international schools in Singapore, with approximately 650 students and 900 seats of capacity.

On March 31, 2014, we completed our initial public offering and issued 21,850,000 ordinary shares, which included shares issued pursuant to the exercise of the underwriters’ overallotment option, raising net proceeds of $320.2 million, net of offering costs.  Our ordinary shares are listed on the New York Stock Exchange under the symbol “NORD.”

We used part of the proceeds of the offering and the proceeds from a new $515.0 million Term Loan B facility to pay the principal, applicable make-whole premium and accrued interest under our $490.0 million 10.25% senior secured notes due 2017 and our $150.0 million 8.50%/9.50% senior PIK toggle notes due 2019, which were all fully redeemed as of April 14, 2014.

In March 2014, we completed a 300 seat expansion of our school in Madinat Khalifa, Doha.  These 300 seats have been pre-paid from April 20, 2014 through to the end of the 2015 academic year.

Results of Operations

The following table sets forth income statement data as a percentage of revenue for the three and six months ended February 28, 2014 and 2013:

	Three Months Ended February 28,
	2014		2013
	$ millions	% Revenue	$ millions	% Revenue
Revenue	136.8	100.0	89.5	100.0
Cost of sales	(62.7)	(45.8)	(41.8)	(46.7)
Gross profit	74.1	54.2	47.7	53.3
Selling, general and administrative expenses	(26.6)	(19.5)	(24.0)	(26.8)
Depreciation	(5.5)	(4.0)	(2.4)	(2.7)
Amortisation	(2.5)	(1.8)	(1.0)	(1.1)
Exceptional items	(0.8)	(0.6)	(1.7)	(1.9)
Total expenses	(35.4)	(25.9)	(29.1)	(32.5)
Operating profit	38.7	28.3	18.6	20.8

Finance income	0.5	0.4	0.6	0.7
Finance expense	(17.5)	(12.8)	(11.0)	(12.3)
Net financing expense	(17.0)	(12.4)	(10.4)	(11.6)

Profit before tax	21.7	15.9	8.2	9.2
Income tax expense	(7.1)	(5.2)	(6.8)	(7.6)
Profit for the period	14.6	10.7	1.4	1.6
Adjusted EBITDA	42.8		26.2
Adjusted Net Income	12.7		6.4

	Six Months Ended February 28,
	2014		2013
	$ millions	% Revenue	$ millions	% Revenue
Revenue	271.9	100.0	178.6	100.0
Cost of sales	(124.6)	(45.8)	(82.5)	(46.2)
Gross profit	147.3	54.2	96.1	53.8
Selling, general and administrative expenses	(64.9)	(23.9)	(46.1)	(25.8)
Depreciation	(10.7)	(3.9)	(5.0)	(2.8)
Amortisation	(4.9)	(1.8)	(1.9)	(1.1)
Exceptional items	(2.5)	(0.9)	(2.7)	(1.5)
Total expenses	(83.0)	(30.5)	(55.7)	(31.2)
Operating profit	64.3	23.7	40.4	22.6

Finance income	1.1	0.4	1.2	0.7
Finance expense	(34.1)	(12.5)	(20.6)	(11.5)
Net financing expense	(33.0)	(12.1)	(19.4)	(10.8)

Profit before tax	31.3	11.6	21.0	11.8
Income tax expense	(13.2)	(4.9)	(12.3)	(6.9)
Profit after income tax	18.1	6.7	8.7	4.9
Adjusted EBITDA	81.6		52.4
Adjusted Net Income	23.7		15.3

Three months ended February 28, 2014 compared to three months ended February 28, 2013

Revenue

Revenue increased $47.3 million, or 52.8% (50.7% on a constant currency basis) from $89.5 million for the three months ended February 28, 2013 to $136.8 million for the same period in 2014.  The increase was primarily due to higher revenues from our premium schools, partly offset by a decrease in other revenue.

Revenue from our premium schools increased $49.8 million, or 60.0% (57.5% on a constant currency basis) from $83.0 million in the three months ended February 28, 2013 to $132.8 million in the same period in 2014.  This increase was primarily due to increases in FTE’s and tuition fees and the impact of the schools we acquired in Bangkok, Guangzhou, North America, Qatar and Spain in fiscal 2013.  On a pro forma basis, including the schools we acquired as part of the acquisition of WCL Group in North America, Qatar and Spain in the three months ended February 28, 2013, our premium schools revenue would have increased $22.0 million, or 19.9% (18.1% on a constant currency basis) from $110.8 million in the three months ended February 28, 2013 to $132.8 million in the same period in 2014.  In the three months to February 28, 2014, $10.6 million of our premium schools revenue was attributable to the schools we acquired at the end of fiscal 2013 in Bangkok and Guangzhou.

Other revenue decreased 39.0% from $6.5 million in the three months ended February 28, 2013 to $4.0 million in the same period in 2014.  The decrease was due to the completion of certain learning service contracts in Abu Dhabi, Saudi Arabia and Malaysia and a reduction in the level of revenues in our remaining UK contracts.

Cost of Sales

Cost of sales increased $20.9 million, or 50.0% (48.1% on a constant currency basis) from $41.8 million for the three months ended February 28, 2013 to $62.7 million for the same period in 2014.  The increase was primarily due to direct costs associated with the number of teachers added as a result of the schools acquired in Bangkok, Guangzhou, North America, Qatar and Spain.  This cost of sales increase was partly offset by the lower cost of sales associated with the reduced learning service contracts, which resulted in a reduction in the number of consultants we employed.

Gross Profit

Gross profit increased $26.4 million, or 55.4% from $47.7 million for the three months ended February 28, 2013 to $74.1 million for the same period in 2014 resulting in a gross profit margin of 53.3% for the three months ended February 28, 2013 compared to 54.2% in the same period to February 28, 2014.  The improvement in the margin was largely due to the impact of tuition fee increases in excess of our cost inflation and increased enrolment within our existing schools.

Selling, General and Administrative Expenses

Selling, general and administrative (“SGA”) expenses increased $2.6 million, or 11.2% (9.6% on a constant currency basis) from $24.0 million for the three months ended February 28, 2013 to $26.6 million for the same period in 2014.  The SGA expenses for both periods include charges for largely unrealised foreign exchange gains/losses, share-based payments and management fees.  Adjusting for these items (see the itemized adjustments in the Adjusted EBITDA table for relevant amounts), SGA expenses would have been $22.0 million for the three months ended February 28, 2013 compared to $31.7 million for the same period in 2014, an increase of 43.9% and more in line with the revenue increase of 52.8%.

Depreciation & Amortization Expenses

Depreciation expense was $2.4 million for the three months ended February 28, 2013 compared to $5.5 million for the same period in 2014 due primarily to the impact of the acquisitions mentioned above.

Amortization expense on intangible assets totalled $1.0 million for the three months ended February 28, 2013 compared to $2.5 million for the same period in 2014 due to the impact of the acquisitions mentioned above.

Net Financing Expense

Net financing expense increased by $6.6 million from $10.4 million for the three months ended February 28, 2013 to $17.0 million for the three months ended February 28, 2014, reflecting the additional interest expense from the $165.0 million 10.25% senior secured notes issued on July 3, 2013 to refinance the WCL Group acquisition plus the full period impact of the issuance of our $150.0 million 8.50%/9.50% PIK toggle notes on February 8, 2013.

Income Tax Expense

We recorded income tax expense of $6.8 million for the three months ended February 28, 2013 compared to $7.1 million for the same period in 2014.

Profit for the Period

As a result of the foregoing, our profit for the period increased by $13.2 million from $1.4 million for the three months ended February 28, 2013 to $14.6 million for the same period in 2014.

Adjusted EBITDA

Adjusted EBITDA increased by 63.4% (60.8% on a constant currency basis) from $26.2 million for the three months ended February 28, 2013 to $42.8 million for the same period in 2014.  On a pro forma basis the increase was $9.6 million, or 28.8% (27.2% on a constant currency basis), due to growth in FTEs, tuition fee increases and the impact of the Bangkok and Guangzhou acquisitions.

Adjusted Net Income

Adjusted net income increased by $6.3 million or 99.0% from $6.4 million for the three months ended February 28, 2013 to $12.7 million for the same period in 2014.

Six months ended February 28, 2014 compared to six months ended February 28, 2013

Revenue

Revenue increased $93.3 million, or 52.3% (49.8% on a constant currency basis) from $178.6 million for the six months ended February 28, 2013 to $271.9 million for the same period in 2014.  The increase was primarily due to higher revenues from our premium schools, partly offset by a decrease in other revenue.

Revenue from our premium schools increased $98.8 million, or 60.0% (56.9% on a constant currency basis) from $164.5 million in the six months ended February 28, 2013 to $263.3 million in the same period in 2014.  This increase was primarily due to increases in FTE’s and tuition fees and the impact of the schools we acquired in Bangkok, Guangzhou, North America, Qatar and Spain in fiscal 2013.  On a pro forma basis, including the results of the schools we acquired as part of the acquisition of WCL Group in North America, Qatar and Spain in the six months ended February 28, 2013, our premium schools revenue would have increased $43.2 million, or 19.6% (17.8% on a constant currency basis) from $220.1 million in the six months ended February 28, 2013 to $263.3 million in the same period in 2014.  In the six months to February 28, 2014, $19.4 million of our premium schools revenue was attributable to the schools we acquired at the end of fiscal 2013 in Bangkok and Guangzhou.

Other revenue decreased 39.0% from $14.1 million in the six months ended February 28, 2013 to $8.6 million in the same period to February 28, 2014.  The decrease was due to the completion of certain learning services contracts in Abu Dhabi, Saudi Arabia and Malaysia and a reduction in the level of revenues in our remaining UK contracts.

Cost of Sales

Cost of sales increased $42.1 million, or 51.0% (52.6% on a constant currency basis) from $82.5 million for the six months ended February 28, 2013 to $124.6 million for same period in 2014.  The increase was primarily due to direct costs associated with the number of teachers added as a result of the schools acquired in Bangkok, Guangzhou, North America, Qatar and Spain.  This cost of sales increase was partly offset by the lower cost of sales associated with the reduced learning service contracts.

Gross Profit

Gross profit increased $51.2 million, or 53.3% from $96.1 million for the six months ended February 28, 2013 to $147.3 million for the same period in 2014 resulting in a gross profit margin of 53.8% for the six months ended February 28, 2013 compared to 54.2% in the same period in 2014.  The improvement in the margin was largely due to the impact of tuition fee increases in excess of our cost inflation and increased enrolment within our existing schools.

Selling, General and Administrative Expenses

SGA expenses increased $18.8 million, or 40.8% (38.7% on a constant currency basis) from $46.1 million for the six months ended February 28, 2013 to $64.9 million for the same period in 2014.  The SGA expenses for both periods include charges for largely unrealised foreign exchange gains/losses, share-based payments and management fees.  Adjusting for these items (see the itemized adjustments in Adjusted EBITDA calculation table for relevant amounts), SGA expenses would have been $44.6 million for the six months ended February 28, 2013 compared to $66.2 million for the same period in 2014, an increase of 48.4% and more in line with the revenue increase of 52.3%.

Depreciation & Amortization Expenses

Depreciation expense was $5.0 million for the six months ended February 28, 2013 compared to $10.7 million for the same period in 2014 due primarily to the impact of the acquisitions mentioned above.

Amortization expense on intangible assets totalled $1.9 million for the six months ended February 28, 2013 compared to $4.9 million for the six months ended February 28, 2014 due to the impact of the acquisitions mentioned above.

Net Financing Expenses

Net financing expense increased by $13.6 million from $19.4 million for the six months ended February 28, 2013 compared to $33.0 million for the same period in 2014, reflecting additional interest expense from the $165.0 million 10.25% senior secured notes issued on July 3, 2013 to refinance the WCL Group acquisition plus the full period impact of the issuance of our $150.0 million 8.50%/9.50% PIK toggle notes on 8 February, 2013.

Income Tax Expense

We recorded income tax expense of $12.3 million for the six months ended February 28, 2013 compared to $13.2 million for the same period in 2014.

Profit for the Period

As a result of the foregoing, our profit for the period increased by $9.4 million from $8.7 million for the six months ended February 28, 2013 to $18.1 million for the same period in 2014.

Adjusted EBITDA

Adjusted EBITDA increased by 55.7% (53.0% on a constant currency basis) from $52.4 million for the six months ended February 28, 2013 compared to $81.6 million for the same period in 2014.  On a pro forma basis, the increase was $15.2 million, or 22.9% (20.9% on a constant currency basis), due to growth in FTEs, tuition fee increases and the impact of the Bangkok and Guangzhou acquisitions.

Adjusted Net Income

Adjusted net income increased by $8.4 million or 54.3% from $15.3 million for the six months ended February 28, 2013 to $23.7 million for the six months ended February 28, 2014.

Liquidity and capital resources

Our on-going operations require the availability of cash to service debt, fund working capital needs, fund maintenance and capacity-expansion capital expenditure and expenses associated with the acquisition of schools (if any).

The following table sets forth certain information relating to our cash flows:

	Six Months Ended February 28,
$ millions	2014	2013

Net cash used in operating activities	(68.0)	(51.0)

Net cash used in investing activities	(14.3)	(5.7)

Net cash from financing activities	10.8	11.9

Cash and cash equivalents (end of period)	102.9	68.2

Net Cash used in Operating Activities

Cash used in operating activities was $51.0 million for the six months ended February 28, 2013, compared to $68.0 million for the same period in 2014.  Cash used in operations decreased by $1.4 million from $22.5 million for the six months ended February 28, 2013 to $21.1 million for the same period in 2014.  Interest paid increased from $17.9 million to $33.8 million and tax paid increased from $10.6 million to $13.1 million for the six months ended February 28, 2013 and 2014 respectively.  The cash outflow in the first half of the fiscal year reflects the negative impact of receiving over 50% of current fiscal year revenue before the start of the fiscal year while the costs are more evenly spread thought out the fiscal year.  The outflows were in line with expectations.

Net Cash used in Investing Activities

Cash used in investing activities increased from $5.7 million for the six months ended February 28, 2103 compared to $14.3 million for the same period in 2014.  The biggest impact on this was capital expenditure which increased from $6.8 million to $14.9 million in the most recent quarter. This increase reflected the impact of the significant increase in the number of schools following the acquisitions in Bangkok, Guangzhou, North America, Qatar and Spain as well as refurbishment expenditure on the school in Hong Kong, due to open in September 2014.

Net Cash from Financing Activities

Cash from financing activities was $11.9 million for the six months ended February 28, 2103 compared to $10.8 million for the same period in 2014.  The inflow in the most recent quarter of $10.8 million reflected a draw down on our revolving credit facility of $12.0 million, proceeds from the issuance of equity share capital of $3.8 million and debentures sold at our Hong Kong school of $3.7 million, offset by the part repayment of a working capital loan of $8.8 million.

Debt

The following table sets forth our outstanding long-term debt as of the dates indicated.

$ millions	February 28, 2014	August 31, 2013
Senior Secured 10.25% Notes	505.1	505.4
Senior PIK/Toggle 8.50%/9.50% Notes	142.7	141.6
Super Senior Revolving Credit Facility	12.0	—
Working Capital Loan	5.2	14.0
Total debt	665.0	661.0
Less current maturities	(38.0)	(30.6)
Long-term debt	627.0	630.4

On March 31, 2014, we entered into a new credit agreement for a $515.0 million term loan B facility and a $75.0 million revolving credit facility.  The borrower under the credit agreement is a newly formed U.S. domestic limited liability company wholly owned by us.  On the same date, we drew down the term loan B facility in full and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.  On March 31, 2014, we also repaid (and terminated) our super senior revolving facility using proceeds from the initial public offering.

Our new credit agreement contains a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

•                  incur additional debt;

•                  pay dividends or make other distributions or repurchase or redeem our shares;

•                  make investments; sell assets, including capital stock of subsidiaries;

•                  enter into agreements restricting our subsidiaries’ ability to pay dividends;

•                  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•                  enter into sale and leaseback transactions;

•                  enter into transactions with our affiliates; and

•                  incur liens.

The credit agreement also contains certain customary affirmative covenants and events of default.

The new term loan facility will bear interest based on applicable margin percentages of 2.50% per annum for base rate loans and 3.50% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%.

Based on these interest rates, assuming our new term loan had been fully drawn during the three and six months ended February 28, 2014, and that none of our notes were outstanding during the three and six months ended February 28, 2014, our net interest expense, before tax, would have decreased by approximately $10.6 million and $21.6 million for the three and six months ended February 28, 2014, respectively.  We expect to incur an exceptional charge of $77.2 million related to the redemption of our notes in the fiscal quarter ending May 31, 2014.

Revolving loans under the credit agreement will bear interest based on a margin ranging from 2.75% to 3.25% depending on our net leverage ratio, plus the applicable LIBOR rate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.

	By:	/s/ Graeme Halder
		Name:	Graeme Halder
		Title:	Director and Chief Financial Officer

Date: April 23, 2014